New York Life Insurance Company

51 Madison Avenue, 10SB

New York, NY 10010

Bus: (212) 576-5522

Fax: (212) 576-7101

E-Mail:Charles_F_Furtado@newyorklife.com

Charles F. Furtado, Jr.

Assistant General Counsel

VIA EDGAR
August 1, 2013

Patrick F. Scott, Esq.

Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement for New York Life Variable Universal Life Accumulator Plus, funded by New York Life Annuity Corporation Variable Universal Life Separate Account—I (File Number 811-07798) (the “Registrant”) of New York Life & Annuity Corporation (“the Depositor”); Request for Withdrawal of Initial Registration Statement filed on Form N-6, Accession No. 0001193125-13-312725 (filed July 31, 2013)

Dear Mr. Scott:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (“1933 Act”), the Registrant and the Depositor respectfully request withdrawal of the above captioned Initial Registration Statement, filed on Form N-6.

The Registrant and the Depositor request withdrawal of the Initial Registration Statement due to a technical error. The above referenced filing was incorrectly filed solely under the Investment Company Act of 1940 (“1940 Act”), instead of under both the 1933 Act and the 1940 Act. In making this request, the Registrant and the Depositor confirm that no securities have been or will be distributed, issued or sold pursuant to the Initial Registration Statement.

A new initial registration statement will immediately be filed on Form N-6 under both the 1933 Act and the 1940 Act.

Please note that this request for withdrawal is not meant to extend to the registration status of NYLIAC Variable Universal Life Separate Account—I, which is the funding vehicle for other NYLIAC variable universal life contracts.

U.S. Securities and Exchange Commission

If you have any questions regarding this matter, please do not hesitate to call me at (212) 576-5522 or e-mail me at charles_f_furtado@newyorklife.com.

Very truly yours,

Charles F. Furtado, Jr.

Assistant General Counsel